UNITED  STATES

SECURITIES AND EXCHANGE  COMMISSION

Washington, D.C.  20549

FORM  12b-25

NOTIFICATION OF  LATE  FILING

Commission File Number:      001-41763

(Check One)      ☒  Form  10-K        ☐  Form  20-F        ☐  Form  11-K      ☐  Form  10-Q

                         ☐  Form  10-D        ☐  Form  N-CEN    ☐  Form  N-CSR

For Period Ended:      December 31, 2023

☐  Transition Report  on Form  10-K

☐  Transition Report  on Form  20-F

☐  Transition Report  on Form  11-K

☐  Transition Report  on Form  10-Q

For  the Transition Period Ended:

________________________________________________

READ INSTRUCTION (on back page) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

___________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hanryu Holdings, Inc
Full Name of Registrant

Former Name if applicable

160, Yeouiseo-ro, Yeongdeungpo-gu
Address of Principal Executive Office (Street and Number)

Seoul, Republic of Korea 07231
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧ ▪(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

▪(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

▪(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its fiscal 2023 Form 10-K report Annual Report on Form 10-K by the prescribed date and time deadline of 5:30 p.m. (EDT), April 1, 2024, due to the Registrant’s Certifying Accountant’s request for the supporting documentations be translated into Korean and English for the analysis.  Because the Registrant’s business extends to FANTOO users across the globe and because of the number of languages that needs to be translated, additional time is needed despite the diligent efforts by the Registrant.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Changhyuk Kang	82-2-564-8588
(Name)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no identify report(s)

Yes ⌧ No▪□

__________________________________________________________________________________________

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes □ No▪⌧

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     Hanryu Holdings, Inc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:/s/ Chgnghyuk Kang Name:Chgnghyuk Kang Title:CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).